

PROPERTY
LOCATION

SCALE 0 25 50 100 MILES
0 50 100 km.





BOMPS MINING, INC.		
ZAG 5-8 CLAIMS TIN-RIDGE		
WEEPAH QUADRANGLE		
LOCATION MAP		
ESMERALDA CO., NEVADA		
SCALE: AS SHOWN	DATE: AUG. 2008	
DRAWN BY: J.M.	FIGURE: 1	



ZAG CLAIMS

BOMPS MINING, INC.

ZAG 5-8 CLAIMS T.N-R.OE
WEEPAH QUADRANGLE

CLAIM   MAP

ESMERALDA CO., NEVADA

SCALE : AS SHOWN	DATE : AUG 2008
DRAWN BY : J.M.	FIGURE : 2



ZAG 5-8
CLAIMS

BOMPS MINING, INC.

ZAG 5-8 CLAIMS T 1N-R40E
WEEPAH QUADRANGLE

REGIONAL GEOLOGY
ESMERALDA CO., NEVADA

SCALE 1:250,000   DATE: AUG. 2006
DRAWN BY   J.M.   FIGURE   3a

After U.S.B.M.
Bulletin 78 Plate 1



ZAG 5-8
CLAIMS

EXPLANATION

Magnetic contours

*Showing total intensity magnetic field of the earth
in gammas relative to arbitrary datum. Hachures
to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas*

Flight path

Showing location and spacing of data

After U.S.G.S.
Map GP-766

N

BOMPS MINING, INC.		
ZAG 5-8 CLAIMS T1N-R40E		
WESTERN QUADRANGLE		
AEROMAGNETIC MAP		
ESMERALDA CO., NEVADA		
SCALE : 1:250,000	DATE: AUG 16/78	
DRAWN BY: J.M.	FIGURE: 4	